1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 2, 2012

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin C. Rupert

Re:	Schwab Capital Trust – Form N-14 (File No. 333-181774)

Dear Mr. Rupert:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff in connection with the Form N-14 proxy statement/prospectus (the “Proxy Statement/Prospectus”) that was filed on May 30, 2012 by Schwab Capital Trust (the “Registrant”) with respect to the reorganization of Schwab Premier Equity Fund (“Premier Equity Fund”) with and into Schwab Core Equity Fund (“Core Equity Fund”) (the “Reorganization”). The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP and Robin R. Nesbitt of Charles Schwab Investment Management, Inc. (“CSIM”) in a telephonic discussion on June 13, 2012. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

US    Austin    Boston    Charlotte    Hartford     Los Angeles    New York    Orange County     Philadelphia    Princeton     San Francisco    Silicon Valley

Washington DC    EUROPE     Brussels     Dublin     Frankfurt     London     Luxembourg     Moscow     Munich     Paris     ASIA     Beijing     Hong Kong

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

2.	Comment: On page 1, the Proxy Statement/Prospectus lists the documents that are incorporated by reference, including the prospectus of the Premier Equity Fund and Core Equity Fund, dated February 28, 2012 (the “Statutory Prospectus”). Please indicate whether the Registrant intends to send to shareholders the Statutory Prospectus with the Proxy Statement/Prospectus. If the Registrant does not intend to send to shareholders the Statutory Prospectus with the Proxy Statement/Prospectus, please change the disclosure to remove the Statutory Prospectus from the list of documents that are incorporated by reference and confirm that the Proxy Statement/Prospectus discloses all of the relevant items from the Statutory Prospectus that are required by Form N-14.

Response: The Registrant does not intend to send to shareholders the Statutory Prospectus with the Proxy Statement/Prospectus. As a result, the Registrant has removed the Statutory Prospectus from the list of documents that are incorporated by reference. The Registrant also confirms that the Proxy Statement/Prospectus discloses all of the relevant items from the Statutory Prospectus that are required by Form N-14.

3.	Comment: On page 10 in the “Comparison of Principal Risks” section of the Proxy Statement/Prospectus, please revise the last sentence before the chart to read as follows (new language underlined):

The fact that a particular non-principal risk is not identified does not mean that a Fund, as part of its overall investment strategy, does not invest or is precluded from investing in securities that give rise to that risk.

Response: The Registrant has revised the sentence in accordance with the SEC staff’s comment.

4.	Comment: On page 16 in the “Description of Reorganization Shares” section of the Proxy Statement/Prospectus, please indicate whether the 2.00% redemption fee for shares that are sold or exchanged 30 days or less after buying them will be applied with respect to shares of the Core Equity Fund issued to the Premier Equity Fund’s shareholders as part of the Reorganization.

Response: The Registrant has added disclosure providing that the Premier Equity Fund will not assess a redemption fee at the time of the Reorganization and that, for the purposes of calculating any applicable redemption fee on shares of the Premier Equity Fund exchanged in connection with the Reorganization, the Core Equity Fund will base the holding period on the date that such shares of the Premier Equity Fund were purchased.

5.	Comment: Please move the disclosures provided in Appendix B to the body of the Proxy Statement/Prospectus and remove Appendix B.

Response: The Registrant has revised the disclosures in accordance with the SEC staff’s comment.

*    *    *

Should you have any questions or comments, please contact Robin R. Nesbitt of CSIM at 720.785.8524 or the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen Cohen

Stephen T. Cohen

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